UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION'S BREEZEMAX™ ACHIEVES WIMAX FORUM™ CERTIFICATION, dated June 21, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              ALVARION LTD.

Date: June 21, 2006                           By: /s/ Dafna Gruber
              Name: Dafna Gruber
                              Title:   Chief Financial Officer

EXHIBIT 1

Investor Contacts:                Press Contacts:
Dafna Gruber, CFO                In the U.S.: Heather Mills
+972.3.645.6252                  +1.972.341.2512
650.314.2652                    hmills@golinharris.com
dafna.gruber@alvarion.com

Carmen Deville                   In the U.K.: Bridget Fishleigh
650.314.2653                    44.1273.305.936
carmen.deville@alvarion.com          bidget@nomadcomms.com

FOR IMMEDIATE RELEASE

FOR IMMEDIATE RELEASE

ALVARION'S BREEZEMAX™ ACHIEVES WIMAX FORUM™
CERTIFICATION

Most Deployed WiMAX Solution in the World Now Certified in 3.5 GHz
---

Tel Aviv, Israel, June 21, 2006--Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that its BreezeMAX system, the most deployed WiMAX solution in the world with over 150 installations in more than 30 countries, has achieved WiMAX Forum certification. The specific products certified include the BreezeMAX PRO CPE family, as part of its dedication to customers and the market to meet WiMAX Forum certification in the second quarter. All products operate at 3.5 GHz FDD and use the Intel® PRO/Wireless 5116 broadband interface chip.

“As one of the founding companies of the WiMAX Forum, and supplying several key executives serving to our organization over the years, Alvarion has been a consistent contributor to WiMAX and the market overall," said Ron Resnick, president of the WiMAX Forum. "Its market leading deployments worldwide have helped drive the WiMAX market overall, and Alvarion’s certification of BreezeMAX represents another step in realizing our vision for the accelerated growth of broadband services through WiMAX.”

Certification means that a WiMAX device complies with the IEEE 802.16 and ETSI HiperMAN standards based on 100% success in a series of authorized WiMAX Forum interoperability tests. The WiMAX Forum is an industry-led, non-profit corporation formed to help promote and certify the compatibility and interoperability of broadband wireless products using the IEEE 802.16 and ETSI HiperMAN wireless MAN specifications. The Forum’s goal is to accelerate the introduction of standard broadband devices into the market with fully interoperable WiMAX Forum Certified™ products supporting metropolitan area fixed, portable and mobile broadband applications.

BreezeMAX is Alvarion’s WiMAX platform, designed from the ground up according to the IEEE 802.16 standards to support fixed, nomadic, portable and mobile WiMAX applications. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play services to thousands of subscribers in a single base station. Powered by Alvarion’s advanced radio technologies, BreezeMAX is the primary building block of Alvarion’s recently announced 4Motion™ mobile WiMAX solution. Demonstrated at CTIA and CommunicAsia, 4Motion is an end-to-end WiMAX 802.16e-2005 solution enabling service providers to begin deploying a WiMAX network today with the ability to support personal broadband services.

"Having been first to the market with a commercially deployed system since 2004 with over 80% of the WiMAX market, receiving certification for BreezeMAX is a major milestone toward universal WiMAX services," said Tzvika Friedman, president and CEO of Alvarion. "We continue to execute our plans and meet our targets. Introducing our WiMAX equipment in the market before certification was available enabled us to capture market share and satisfy customers’ immediate requirements, while achieving timely certification on a field proven solution."

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX market with the most widely deployed WiMAX system in the world, Alvarion has the most extensive networks deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.